UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   Under the Securities Exchange Act of 1934*

                                eDiets.com, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    280597105
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP No. 280597105
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1.       Names of Reporting Person: Isaac Kier

         I.R.S. Identification Nos. of above persons (entities only).
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2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
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3.       SEC Use Only

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4.       Citizenship or Place of Organization: U.S.A.

         Number of Shares Beneficially Owned by Each Reporting Person With:
         -----------------------------------------------------------------------
         5.       Sole Voting Power: 1,014,928 (1)

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         6.       Shared Voting Power:  -0-

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         7.       Sole Disposition Power: 1,014,928 (1)

         -----------------------------------------------------------------------
         8.       Shared Disposition Power:  -0-

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,014,928 (1)
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions):  Not applicable

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11.      Percent of Class Represented by Amount in Row (9): 7.3%

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12.      Type of Reporting Person (See Instructions):

         IN
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(1) Includes 195,000 shares issuable upon exercise of stock options that are vested or exercisable within 60 days; 62,500 shares issuable upon exercise of warrants issued in a private placement conducted by the Issuer; 65,211 shares held by a charitable remainder trust of which Mr. Kier and his wife are the trustees; and 156,250 shares and 62,500 shares issuable upon the exercise of warrants issued in the private placement to Coqui Capital Partners, L.P., of which Mr. Kier is the general partner. Mr. Kier disclaims beneficial ownership of shares held by Coqui Capital Partners, L.P. except for his proportional interest therein.

                                  2 of 4 pages

Item 1.

         (a)      Name of Issuer: eDiets.com, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                    3467 W. Hillsboro Boulevard
                    Deerfield Beach, Florida 33442
Item 2.

         (a)      Name of Person Filing: Isaac Kier

         (b)      Address of Principal Business Office, or, if none, Residence:
                    c/o Coqui Capital Partners
                    1775 Broadway
                    New York, New York 10019

         (c)      Citizenship: U.S.A.

         (d) Title of Class of Securities: Common Stock, par value $0.001 per share

         (e)      CUSIP Number: 280597105

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 1,014,928 (1)

         (b)      Percent of class: 7.3% (2)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 1,014,928
                           (1)

                  (ii)     Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of: 1,014,928 (1)

                  (iv) Shared power to dispose or to direct the disposition of : -0-

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(1) Includes 195,000 shares issuable upon exercise of stock options that are vested or exercisable within 60 days; 62,500 shares issuable upon exercise of warrants issued in a private placement conducted by the Issuer; 65,211 shares held by a charitable remainder trust of which Mr. Kier and his wife are the trustees; and 156,250 shares and 62,500 shares issuable upon the exercise of warrants issued in the private placement to Coqui Capital Partners, L.P., of which Mr. Kier is the general partner. Mr. Kier disclaims beneficial ownership of shares held by Coqui Capital Partners, L.P. except for his proportional interest therein.

(2) Based upon 13,553,104 shares of common stock outstanding as of December 31, 2000.

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

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable


Item 8.  Identification and Classification of Members of the Group

Not applicable


Item 9.  Notice of Dissolution of Group

Not applicable


Item 10. Certification

Not applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      2/9/01
                                                      ----------------------
                                                      Date

                                                      /s/ Isaac Kier
                                                      ----------------------
                                                      Isaac Kier

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